

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2015

Via E-Mail
Natan Barmatz
President
TYG Solutions Corp.
202 Avenue F.
Brooklyn, NY 11218

> **Re: TYG Solutions Corp.**
> **Amendment No 4. to Registration Statement on Form S-1**
> **Filed February 11, 2015**
> **File No. 333-198284**

Dear Mr. Barmatz:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated January 9, 2015.

General

1.   We have considered your response to prior comment 1 and lack information needed to concur with your view that you are not a shell company and that you need not include disclosure to the effect that you may be deemed a shell company. Our prior comment requested that you provide us with a reasonably detailed breakdown of the transactions that led to the $24,732 of expenses you incurred during the nine months ended September 30, 2014. However, the requested information was not provided. In your next response letter, please provide reasonably detailed expenditure information for the period ended December 31, 2014, so that we may assess the views you have expressed. Alternatively, revise your disclosure to state that you may be deemed a shell company and provide an appropriate risk factor addressing the impact on the company and potential investors, in the event you are deemed to be a shell company.

Executive Compensation

Option Grants Table, page 27

2.   We note your response to prior comment 10. Please revise the disclosure in this section to cover 2014. Refer to Item 402(p) of Regulation S-K.

Financial Statements

3.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Other

4.   You did not provide a copy marked to show changes from the previous filing. Your amended document should include a copy marked to show changes from this filing. Please ensure that the marked copy is submitted electronically and that it conforms with the requirements of Rule 310 of Regulation S-T.   Be advised that marked copies in HTML format that show changes within paragraphs help us to process amendments more rapidly.

        You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any questions. If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via-Email
        Gregg E. Jaclin, Esq.
        Szaferman Lakind Blumstein & Blader, PC